UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

**Pursuant to Section 13 or 15(d) of
the Securities Exchange Act of 1934**

Date of Report (Date of earliest event reported): April 20, 2007

CLECO CORPORATION
(Exact name of registrant as specified in its charter)

Louisiana	**1-15759**	**72-1445282**
(State or other jurisdiction of incorporation)	(Commission File Number)	(IRS Employer Identification No.)

2030 Donahue Ferry Road	
Pineville, Louisiana	**71360-5226**
(Address of principal executive offices)	(Zip Code)

Registrant's telephone number, including area code: **(318) 484-7400**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 1.01   Entry into a Material Definitive Agreement.

On April 23, 2007, Cleco Corporation ("Cleco") announced that a settlement had been reached with Calpine Corporation ("Calpine"), subject to bankruptcy court approval, that resolves issues related to their jointly-owned 1,160 megawatt combined-cycle, natural gas-fired Acadia power plant near Eunice, Louisiana. The Acadia power plant is owned by Acadia Power Partners, LLC ("APP"), whose members are Acadia Power Holdings LLC ("APH"), a wholly owned subsidiary of Cleco, and Calpine Acadia Holdings, LLC ("CAH"), a wholly owned subsidiary of Calpine. Each member owns a 50% interest in APP. In December 2005, Calpine and certain of its subsidiaries filed for protection under Chapter 11 of the U.S. Bankruptcy Code in the U.S. Bankruptcy Court for the Southern District of New York ("Calpine Bankruptcy Court").

The first component of the proposed settlement addresses amounts owed by Calpine Energy Services, L.P. ("CES") to APP under two long-term tolling agreements ("Calpine Tolling Agreements"). In March 2006, the Calpine Bankruptcy Court permitted APP to suspend its obligations to CES under the Calpine Tolling Agreements in view of CES' non-performance. Under the Claims Settlement Agreement, dated as of April 23, 2007, by and among Calpine, CAH, CES, APP and APH ("Claims Settlement Agreement") (which is subject to the Calpine Bankruptcy Court's approval), APP's damage claim against CES for breach of the Calpine Tolling Agreements will be settled and allowed for $185.0 million as a prepetition general unsecured claim. APP's claim against Calpine, based upon its guarantee of CES' obligations under the tolling agreements, will be similarly settled and allowed as a prepetition general unsecured claim of $185.0 million. APP may not collect in excess of $185.0 million in the aggregate on account of distributions made on both claims, plus any interest on such claims which may be allowed by the Calpine Bankruptcy Court. If the settlement is approved by the Calpine Bankruptcy Court, each of these allowed claims will be divided into two separate claims, an APH claim for $85.0 million (which takes into account prior draws made by APH under a letter of credit in the aggregate amount of $15.0 million) and a CAH claim for $100.0 million.

The second component of the proposed settlement is APH's agreement to purchase CAH's 50% ownership interest in APP and certain related assets for $60.0 million in accordance with the terms and conditions set forth in a Purchase Agreement, dated as of April 23, 2007, by and among APH and CAH (the "Purchase Agreement"), subject to any higher or better offers which may be received by Calpine in connection with a Calpine Bankruptcy Court sponsored auction and to Calpine Bankruptcy Court approval. The sale to APH will occur upon certain conditions beings satisfied, including, among other things: (i) the Calpine Bankruptcy Court approving the transactions; and (ii) No Material Adverse Effect (as such term is defined in the Purchase Agreement) shall have occurred and be continuing. If the sale occurs, APH will be obligated to make additional payments to CAH (i) if APP enters into a specific type of power purchase agreement with Entergy Services, Inc. or one of its affiliates ("Entergy") and/or (ii) if APP enters into an agreement for the sale of 50% or more of the assets of or equity in APP to Entergy. The Purchase Agreement may be terminated for certain reasons, including, among other things: (i) by mutual written consent of both parties; (ii) by APH if certain orders of the Calpine Bankruptcy Court have not been entered within a specified time period; (iii) if the auction takes place, by either party after a specified number of days after the entry of the Sale Order (as such term is defined in the Purchase Agreement); (iv) by either party if the Purchase Agreement or any of the other transaction documents is declared invalid or unenforceable by final and non-appealable order and (v) by either party if CAH enters into a sale of CAH's 50% ownership interest to someone other than APH arising out of the auction. APH is entitled to a $2.9 million break-up fee, plus reasonable fees and expenses up to $350,000, if the Purchase Agreement is terminated because of a sale to another party arising out of the auction and the sale to the other party is closed. If the Purchase Agreement is terminated for other reasons, APH will have its deposit refunded, less its share of fees and escrow agent expenses.

In addition, Cleco executed a guaranty, made as of April 23, 2007, in favor of CAH for payments due under the Purchase Agreement (the "Guaranty").

APH's offer will serve as the "Stalking Horse" initial bid in the auction of CAH's interest in APP. The auction process is anticipated to begin in May, with the bankruptcy auction expected to be completed in July 2007. The terms and conditions of the auction, including a $2.9 million breakup fee in favor of APH and $85.0 million payment described below, are scheduled to be considered for approval at a May 9, 2007 Calpine Bankruptcy Court hearing. Until the auction process is complete, a third party marketer will continue to provide energy management services for the Acadia power plant.

If APH is not the successful bidder in the auction, APH will retain its 50% ownership interest in APP, and, if there is a closing with another successful bidder, APH will be entitled to payment in the amount of $85.0 million from such other successful bidder at closing in exchange for APH's release of certain obligations of APP to it, and agreement to amend the Second Amended and Restated Limited Liability Company Agreement of APP, dated as of May 9, 2003, by and between APH and CAH, to eliminate APH's priority distribution rights thereunder and certain other waivers. Accordingly, considering such $85.0 million payment to APH, and the $60.0 million payment from APH to CAH, CAH and APH have valued an unencumbered 50% interest in the Acadia power plant at $145.0 million.

Whether or not APH is the successful bidder at the auction, if there is a closing arising out of the auction, a subsidiary of Cleco will assume operations and project management functions of the Acadia power plant at closing. In addition, at any such closing, APH will acquire, for an agreed value of $1.25 million (subject to reduction, but not below $500,000, for certain delays), Calpine's interest in the claim against Cleco Power LLC, Cleco's electric utility subsidiary, regarding a potential electric metering error at the Acadia power plant.

The foregoing description of the terms of the Claims Settlement Agreement, the Purchase Agreement and the Guaranty are qualified in their entirety by reference to the Claims Settlement Agreement, the Purchase Agreement and the Guaranty that are filed as exhibits to this Current Report and incorporated herein by reference.

Item 9.01 **Financial Statements and Exhibits.**

(d) Exhibits.

The following exhibits are filed herewith:

10.1   Claims Settlement Agreement, dated as of April 23, 2007, by and among Calpine Corporation, Calpine Acadia Holdings, LLC and Calpine Energy Services, L.P., and Acadia Power Partners, LLC and Acadia Power Holdings, LLC.

10.2   Purchase Agreement, dated as of April 23, 2007, by and among Calpine Acadia Holdings, LLC, as Seller, and Acadia Power Holdings, LLC, as Buyer.

10.3   Guaranty, made as of April 23, 2007 by Cleco Corporation in favor of Calpine Acadia Holdings, LLC.

99.1   Press Release issued April 23, 2007 by Cleco Corporation regarding its settlement with Calpine Corporation relating to the Acadia power plant.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned thereunto duly authorized.

CLECO CORPORATION

Date: April 26, 2007

By: /s/ R. Russell Davis
R. Russell Davis
Vice President and
Chief Accounting Officer

EXHIBIT INDEX

Exhibit Number	Exhibit Description
10.1	Claims Settlement Agreement, dated as of April 23, 2007, by and among Calpine Corporation, Calpine Acadia Holdings, LLC and Calpine Energy Services, L.P., and Acadia Power Partners, LLC and Acadia Power Holdings, LLC.
10.2	Purchase Agreement, dated as of April 23, 2007, by and among Calpine Acadia Holdings, LLC, as Seller, and Acadia Power Holdings, LLC, as Buyer.
10.3	Guaranty, made as of April 23, 2007 by Cleco Corporation in favor of Calpine Acadia Holdings, LLC.
99.1	Press Release issued April 23, 2007 by Cleco Corporation regarding its settlement with Calpine Corporation relating to the Acadia power plant.